To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Definitions of key terms

--------------------------------------------------------------------------------

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" guaranteed minimum death benefit).

ANNUAL WITHDRAWAL AMOUNT -- For contracts with the GIB, beginning in the second contract year after you fund your Protection with Investment Performance account, the "Annual withdrawal amount" is the amount that can be withdrawn from your contract without reducing your GIB benefit base. For contracts with the "Greater of " guaranteed minimum death benefit, withdrawals up to the Annual withdrawal amount will not reduce the Roll-up to age 85 benefit base until the owner (or annuitant) reaches age 85.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is a non-natural, the annuitant is the measuring life for determining benefits under the contract.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally and day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CUSTOMIZED PAYMENT PLAN -- For contracts with GIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL BONUS ROLL-UP RATE -- The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).


EXCESS WITHDRAWAL -- For contracts with the GIB, an "Excess withdrawal" is a withdrawal in excess of your Annual withdrawal amount.


FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. This is your "Free look" right under the contract.


GIB BENEFIT BASE -- The GIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GIB payments. Your GIB benefit base is created and increased by allocations and transfers to your Protection with Investment Performance account. The GIB benefit base is not an account value or cash value. The GIB benefit base is also used to calculate the charge for the GIB.


GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED INCOME BENEFIT ("GIB") -- The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GIB payments". The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the value of your Protection with Investment Performance account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Investment Performance account value" is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in the account for special dollar cost averaging designated for the Investment Performance variable investment options.


                                                     Definitions of key terms  5

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Retirement Cornerstone(SM) -- Series ADV at a glance -- key features

--------------------------------------------------------------------------------


PROFESSIONAL INVESTMENT     The Retirement Cornerstone(SM) -- Series ADV variable investment options invest in different Portfolios
MANAGEMENT                  managed by professional investment advisers.
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED INTEREST         o Principal and interest guarantees.
OPTION
                            o Interest rates set periodically.
------------------------------------------------------------------------------------------------------------------------------------
TAX ADVANTAGES              o No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
                            --------------------------------------------------------------------------------------------------------
                            o No tax on transfers among investment options inside the contract.
                            --------------------------------------------------------------------------------------------------------
                            If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity
                            (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT   The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments"),
("GIB")                     which will begin automatically at the earliest of: (i.) the contract date anniversary following the date your Protection with Investment Performance account value falls to zero, except as the result of a withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal"); (ii.) the contract date anniversary following your 95th birthday; and (iii.) your contract's maturity date. Lifetime GIB payments can be on a single or joint life basis. YOUR LIFETIME GIB PAYMENTS ARE CALCULATED BY APPLYING A
                            PERCENTAGE (WHICH IS BASED ON YOUR AGE AT THE TIME YOUR PAYMENTS BEGIN) TO YOUR GIB BENEFIT BASE. SEE
                            "GIB BENEFIT BASE" IN "CONTRACTS FEATURES AND BENEFITS" LATER IN THIS PROSPECTUS.

                            AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE TO ZERO WILL
                            CAUSE YOUR GIB TO TERMINATE. EVEN IF AN EXCESS WITHDRAWAL DOES NOT CAUSE YOUR GIB TO TERMINATE, IT CAN
                            GREATLY REDUCE YOUR GIB BENEFIT BASE AND THE VALUE OF YOUR BENEFIT.

                            The GIB is issued with all eligible contracts unless you opt out at the time you apply for your
                            Retirement Cornerstone(SM) -- Series ADV contract. See "Lifetime GIB payments" and "Annual withdrawal amount" under "Guaranteed income benefit" in "Contract features and benefits" later in this Prospectus.
                            ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR GIB MUST BE ALLOCATED TO THE PROTECTION WITH INVESTMENT
                            PERFORMANCE VARIABLE INVESTMENT OPTIONS. AMOUNTS INVESTED IN THE PROTECTION WITH INVESTMENT PERFORMANCE
                            VARIABLE INVESTMENT OPTIONS MUST BE ALLOCATED IN ACCORDANCE WITH CERTAIN INVESTMENT RESTRICTIONS.
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM          o Return of Principal death benefit
DEATH BENEFITS ("GMDBS")
                            o Highest Anniversary Value death benefit

                            o "Greater of" death benefit

                            The GMDBs are funded through contributions and transfers to the Protection with Investment Performance account.

                            All three GMDBs are available in combination with the GIB. The Return of Principal death benefit and the
                            Highest Anniversary Value death benefit are available without the GIB. However, the "Greater of" death benefit can only be selected in combination with the GIB. If you do not select either the Highest
                            Anniversary Value death benefit or the "Greater of" death benefit, the Return of Principal death benefit will automatically be issued with all eligible contracts. Eligible contracts are those that meet the owner and annuitant issue age requirements described under "How you can purchase and contribute to your contract" in "Contract features and benefits."

                            The death benefit in connection with your Investment Performance account value is equal to your
                            Investment Performance account value as of the day we receive satisfactory proof of death.
------------------------------------------------------------------------------------------------------------------------------------


         Retirement Cornerstone(SM) -- Series ADV at a glance -- key features 11

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green



------------------------------------------------------------------------------------------------------------------------------------
DROPPING OR CHANGING YOUR   You have the option to drop or change your Guaranteed benefits subject to our rules. In some cases,
GUARANTEED BENEFITS         you may have to wait four contract years in order to drop your benefits. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I, for more information.
------------------------------------------------------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS        The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information, including important limitations on contributions.
                            --------------------------------------------------------------------------------------------------------
                            NQ                                                                                $10,000 ($500)*
                            --------------------------------------------------------------------------------------------------------
                            Traditional or Roth IRA                                                           $10,000 ($50)*
                            --------------------------------------------------------------------------------------------------------
                            Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
                            ("Inherited IRA")                                                                 $10,000 ($1,000)
                            --------------------------------------------------------------------------------------------------------
                            * $100 monthly and $300 quarterly under our automatic investment program.

                            o Maximum contribution limitations apply to all contracts. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this
                              Prospectus.
                            --------------------------------------------------------------------------------------------------------
                            Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to: (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options
                            (including the Protection with Investment Performance variable investment options) and to limit the number of variable investment options which you may select.
------------------------------------------------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY        o Partial withdrawals

                            o Several options for withdrawals on a periodic basis

                            o Contract surrender

                            o Maximum payment plan (only under contracts with GIB)

                            o Customized payment plan (only under contracts with GIB)

                            Any income you receive may be subject to tax; also may be subject to an additional 10% income tax penalty unless you are age 59-1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed benefits you have funded.
------------------------------------------------------------------------------------------------------------------------------------
PAYOUT OPTIONS              o Fixed annuity payout options

                            o Other payout options through other contracts
------------------------------------------------------------------------------------------------------------------------------------
ACCOUNT VALUES              INVESTMENT PERFORMANCE ACCOUNT VALUE

                            o Investment Performance variable investment options

                            o Guaranteed interest option

                            o Amounts in the account for special money market dollar cost averaging designated for Investment
                              Performance variable investment options or the guaranteed interest option

                            PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE

                            o Protection with Investment Performance variable investment options

                            o Amounts in the account for special money market dollar cost averaging designated for Protection with
                              Investment Performance variable investment options
------------------------------------------------------------------------------------------------------------------------------------


12 Retirement Cornerstone(SM) -- Series ADV at a glance -- key features

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

the minimum fees and expenses (before expense limitations). Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




------------------------------------------------------------------------------------------------------------------------------------
                                                                  SERIES ADV
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        IF YOU SURRENDER OR DO NOT SURRENDER YOUR
                                     IF YOU ANNUITIZE AT THE END OF THE APPLICABLE        CONTRACT AT THE END OF THE APPLICABLE
                                                       TIME PERIOD                                     TIME PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                        1 YEAR     3 YEARS     5 YEARS    10 YEARS     1 YEAR     3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    N/A        $2,635      $4,173     $8,103       $760       $2,285      $3,823      $7,753
(b) assuming minimum fees and
    expenses of any of the Portfolios    N/A        $1,463      $2,309     $4,865       $352       $1,113      $1,959      $4,515
------------------------------------------------------------------------------------------------------------------------------------


The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge of 0.010%, calculated as a percentage of contract value.

The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the account for special money market dollar cost averaging are not covered by these examples. The annual administrative charge does apply to amounts allocated to the guaranteed interest option, and the account for special money market dollar cost averaging.

The example assumes that you invest $10,000 in the Investment Performance variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment Performance variable investment options set forth in the previous charts. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


------------------------------------------------------------------------------------------------------------------------------------
                                                                  SERIES ADV
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        IF YOU SURRENDER OR DO NOT SURRENDER YOUR
                                     IF YOU ANNUITIZE AT THE END OF THE APPLICABLE        CONTRACT AT THE END OF THE APPLICABLE
                                                       TIME PERIOD                                     TIME PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                        1 YEAR     3 YEARS     5 YEARS    10 YEARS     1 YEAR     3 YEARS     5 YEARS     10 YEARS
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    N/A        $2,004      $3,092      $5,760      $554       $1,654      $2,742      $5,410
(b) assuming minimum fees and
    expenses of any of the Portfolios    N/A        $  694      $  946      $1,667      $110       $  344      $  596      $1,317
------------------------------------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix III at the end of this Prospectus.


CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.


16 Fee table

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT


You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The following tables summarize our current rules regarding contributions to your contract, which are subject to change. In some states, our rules may vary. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.


--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------


We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone(SM) Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.


You may not contribute or transfer more than $1,500,000 to your Protection with Investment Performance variable investment options and the account for special money market dollar cost averaging with amounts designated for the Protection with Investment Performance variable investment options.


Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a new special money market dollar cost averaging program. You can, however, continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account. Scheduled transfers from an existing special money market dollar cost averaging program will continue through to the program's conclusion.


We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone(SM) Series contracts, respectively, are purchased at the same time by an individual (including spouse) meets the minimum.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:


o Change our contribution requirements and limitations and our transfer rules, including to:

     -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

     -- discontinue the acceptance of subsequent contributions to the contract;

     -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

     -- discontinue the acceptance of subsequent contributions and/or transfers into the Protection with Investment Performance variable investment options.

o Default certain contributions and transfers designated for a Protection with Investment Performance variable investment option(s) to the corresponding Investment Performance variable investment option(s), which invests in the same underlying Portfolio(s). See "Automatic Quarterly Rebalancing" under "Allocating your contributions" later in this section.

o Further limit the number of variable investment options you may invest in at any one time.

o Limit or terminate new contributions or transfers to an investment option.

WE RESERVE THE RIGHT IN OUR SOLE DISCRETION TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE LIMITATIONS ON CONTRIBUTIONS INTO THE CONTRACT AND/OR CERTAIN INVESTMENT OPTIONS. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR


                                               Contract features and benefits 17

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
                 AVAILABLE FOR OWNER AND                                                              ADDITIONAL LIMITATIONS ON
CONTRACT TYPE    ANNUITANT ISSUE AGES       MINIMUM CONTRIBUTIONS           SOURCE OF CONTRIBUTIONS   CONTRIBUTIONS TO THE CONTRACT*
------------------------------------------------------------------------------------------------------------------------------------
NQ               0-85                       $10,000 (initial)               o After-tax money.        o You may make subsequent
                                                                                                        contributions to your Pro-
                                            $500 (if subsequent contribu-   o Paid to us by check or    tection with Investment
                                            tions are permitted)              transfer of contract      Performance account until
                                                                              value in a tax-deferred   attained age 75, or if
                                            $100 monthly and $300 quar-       exchange under Section    later, the first contract
                                            terly under the automatic         1035 of the Internal      date anniversary. However,
                                            investment program (if subse-     Revenue Code.             once you make a withdrawal
                                            quent contributions are                                     from your Protection with
                                            permitted)                                                  Investment Performance
                                                                                                        account, subsequent
                                                                                                        contributions to your
                                                                                                        Protection with Investment
                                                                                                        Performance account will no
                                                                                                        longer be permitted.

                                                                                                      o You may make subsequent
                                                                                                        contributions to your In-
                                                                                                        vestment Performance account
                                                                                                        until the later of attained
                                                                                                        age 86 or the first contract
                                                                                                        date anniversary.
------------------------------------------------------------------------------------------------------------------------------------


* Subsequent contributions may not be permitted under certain conditions in your state. For a state-by-state description of all material variations of this contract, including information on contribution limitations in your state, see Appendix IV later in this Prospectus. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.



                                               Contract features and benefits 19

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
                  AVAILABLE FOR OWNER                                                                 ADDITIONAL LIMITATIONS ON
CONTRACT TYPE     ISSUE AGES           MINIMUM CONTRIBUTIONS            SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT*
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   20-85                $10,000 (initial)                o Eligible rollover distribu- o You may make subsequent
                                                                          tions from 403(b) plans,      contributions to your
                                       $50 (if subsequent contribu-       qualified plans and govern-   Protection benefit account
                                       tions are permitted)               mental employer 457(b)        value until attained age
                                                                          plans.                        75, or if later, the first
                                       $100 monthly and $300 quar-                                      contract date anniversary.
                                       terly under the automatic        o Rollovers from another        However, once you make a
                                       investment program (if subse-      traditional individual        withdrawal from your Pro-
                                       quent contributions are            retirement arrangement.       tection with Investment
                                       permitted)                                                       Performance account,
                                                                        o Direct custodian-to-          subsequent contributions
                                                                          custodian transfers from      to your Protection with
                                                                          another traditional indi-     Investment Performance
                                                                          vidual retirement             account will no longer
                                                                          arrangement.                  be permitted.

                                                                        o Regular IRA contributions.  o You may make subsequent
                                                                                                        contributions to your In-
                                                                        o Additional catch-up contri-   vestment Performance
                                                                          butions.                      account until the later
                                                                                                        of attained age 86 or
                                                                                                        the first contract date
                                                                                                        anniversary.

                                                                                                      o Contributions made after
                                                                                                        age 70-1/2 must be net of
                                                                                                        required minimum distri-
                                                                                                        butions; you also cannot
                                                                                                        make regular IRA contri-
                                                                                                        butions after age 70-1/2.

                                                                                                      o Although we accept regular
                                                                                                        IRA contributions (limited
                                                                                                        to $5,000 per calendar
                                                                                                        year) under traditional
                                                                                                        IRA contracts, we intend
                                                                                                        that the contract be used
                                                                                                        primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up contri-
                                                                                                        butions of up to $1,000 per
                                                                                                        calendar year where the
                                                                                                        owner is at least age 50
                                                                                                        but under age 70-1/2 at any
                                                                                                        time during the calendar
                                                                                                        year for which the contri-
                                                                                                        bution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. For a state-by-state description of all material variations of this contract, including information on contribution limitations in your state, see Appendix IV later in this Prospectus. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.



20 Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
                AVAILABLE FOR OWNER AND                                                               ADDITIONAL LIMITATIONS ON
CONTRACT TYPE   ANNUITANT ISSUE AGES       MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT*
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA        20-85                      $10,000 (initial)              o Rollovers from another     o You may make subsequent
                                                                            Roth IRA.                    contributions to your
                                           $50 (if subsequent contribu-                                  Protection with Invest-
                                           tions are permitted)           o Rollovers from a "desig-     ment Performance account
                                                                            nated Roth contribution      until attained age 75,
                                           $100 monthly and $300 quar-      account" under a 401(k)      or if later, the first
                                           terly under the automatic        plan or 403(b) plan.         contract date anni-
                                           investment program (if subse-                                 versary. However, once
                                           quent contributions are        o Conversion rollovers from    you make a withdrawal
                                           permitted)                       a traditional IRA or other   from your Protection
                                                                            eligible retirement plan.    with Investment Per-
                                                                                                         formance account, sub-
                                                                          o Direct custodian-to-         sequent contributions
                                                                            custodian transfers from     to your Protection with
                                                                            another Roth IRA.            Investment Performance
                                                                                                         account will no longer
                                                                                                         be permitted.
                                                                          o Regular Roth IRA contri-
                                                                            butions.                   o You may make subsequent
                                                                                                         contributions to your
                                                                                                         Investment Performance
                                                                          o Additional catch-up con-     account until the later
                                                                            tributions.                  of attained age 86 or
                                                                                                         the first contract date
                                                                                                         anniversary.

                                                                                                       o Conversion rollovers after
                                                                                                         age 70-1/2 must be net of
                                                                                                         required minimum distribu-
                                                                                                         tions for the traditional
                                                                                                         IRA or other eligible re-
                                                                                                         tirement plan that is the
                                                                                                         source of the conversion
                                                                                                         rollover.

                                                                                                       o Although we accept Roth
                                                                                                         IRA contributions (limited
                                                                                                         to $5,000 per calendar
                                                                                                         year) under Roth IRA
                                                                                                         contracts, we intend that
                                                                                                         the contract be used
                                                                                                         primarily for rollover and
                                                                                                         direct transfer
                                                                                                         contributions.

                                                                                                       o Subsequent catch-up contri-
                                                                                                         butions of up to $1,000 per
                                                                                                         calendar year where the
                                                                                                         owner is at least 50 at any
                                                                                                         time during the calendar
                                                                                                         year for which the contri-
                                                                                                         bution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. For a state-by-state description of all material variations of this contract, including information on contribution limitations in your state, see Appendix IV later in this Prospectus. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.



                                               Contract features and benefits 21

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
                AVAILABLE FOR OWNER AND                                                               ADDITIONAL LIMITATIONS ON
CONTRACT TYPE   ANNUITANT ISSUE AGES       MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT*
------------------------------------------------------------------------------------------------------------------------------------
Inherited IRA   0-70                       $10,000 (initial)              o Direct custodian-to-       o Any subsequent contribu-
Beneficiary                                                                 custodian transfers of       tions must be from the
continuation                               $1,000 (if subsequent con-       your interest as a death     same type of IRA of the
contract                                   tributions are permitted)        beneficiary of the           same deceased owner.
(traditional                                                                deceased owner's
IRA or Roth                                                                 traditional individual     o You may make subsequent
IRA)                                                                        retirement arrangement       contributions to your
                                                                            or Roth IRA to an IRA        Protection benefit
                                                                            of the same type.            account until attained
                                                                                                         age 75, or if later,
                                                                          o Non-spousal beneficiary      the first contract date
                                                                            direct rollover contri-      anniversary. However,
                                                                            butions from qualified       once you make a with-
                                                                            plans, 403(b) plans and      drawal from your Pro-
                                                                            governmental employer        tection with Invest
                                                                            457(b) plans may be          ment Performance account,
                                                                            made to an Inherited         subsequent contributions
                                                                            IRA contract under           to your Protection with
                                                                            specified circumstances.     Investment Performance
                                                                                                         account will no longer
                                                                                                         be permitted.

                                                                                                       o You may make subsequent
                                                                                                         contributions to your
                                                                                                         Investment Performance
                                                                                                         account until the later
                                                                                                         of attained age 86 or
                                                                                                         the first contract
                                                                                                         date anniversary.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. For a state-by-state description of all material variations of this contract, including information on contribution limitations in your state, see Appendix IV later in this Prospectus. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.



22 Contract features and benefits

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protection with Investment Performance account value.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1) the minimum interest rate guaranteed over the life of the contract,

(2) the yearly guaranteed interest rate for the calendar year, and

(3) the current interest rate.


We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges. For a state-by-state description of all material variations of this contract, including information on the guaranteed interest option in your state, see Appendix IV later in this Prospectus.


Depending on the state where your contract is issued, your lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. Check with your financial professional as to which rate applies in your state. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2010 is 1.25% or 3.00%, depending on your lifetime minimum rate. Current interest rates will never be less than the yearly guaranteed interest rate.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.


ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to the Investment Performance variable investment options, the guaranteed interest option, or the account for special money market dollar cost averaging. If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protection with Investment Performance variable investment options. Also, we limit the number of variable investment options which you may select.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in the account for special money market dollar cost averaging designated for future transfers to the Protection with Investment Performance variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protection with Investment Performance account value.

For example:

You purchase a contract with an initial contribution of $100,000 and have the GIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. The $60,000 will be included in your Protection with Investment Performance account value and will be used to calculate your GIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment Performance account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions to any of the variable investment options, including the Protection with Investment Performance variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See "Additional limitations on contributions to the contract" in the table in "How you can purchase and contribute to your contract" under "Contract features and benefits."

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.


CUSTOM SELECTION RULES (APPLICABLE TO YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT ONLY)

For allocations to your Protection with Investment Performance account, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to the category and investment option limits described below. Allocations to the Protection with Investment Performance account may be made through contributions and transfers from your Investment Performance account. Those programs are discussed later in this section. These Custom Selection Rules do not apply to amounts allocated to your Investment Performance account.

Your Protection with Investment Performance account value must be allocated among the Protection with Investment Performance variable investment options in the following three categories:

CATEGORY 1 -- AXA STRATEGIC ALLOCATION

36  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

     AXA Balanced Strategy
     AXA Conservative Growth Strategy
     AXA Conservative Strategy
     AXA Moderate Growth Strategy

CATEGORY 2 -- FIXED INCOME
     EQ/Core Bond Index
     EQ/Intermediate Government Bond Index

CATEGORY 3 -- EQUITY
     AXA Growth Strategy
     AXA Tactical Manager International
     AXA Tactical Manager 400
     AXA Tactical Manager 500
     AXA Tactical Manager 2000

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.

CATEGORY AND INVESTMENT OPTION LIMITS. The chart below sets forth the general category and investment option limits for allocations to your Protection with Investment Performance account only. The categories and investment option limits described here do not apply to amounts allocated to your Investment Performance account.


--------------------------------------------------------------------------
                                          Category
                         -------------------------------------------------
                            1. AXA
                            Strategic      2. Fixed
                            Allocation     Income         3. Equity
--------------------------------------------------------------------------
Maximum for category          None(1)        None            60%

Minimum for category          None           40%(2)          None

Maximum for each              None           None            10%(3)
option
-------------------------------------------------------------------------


(1) IF THERE IS ANY ALLOCATION TO CATEGORY 3, THERE IS A 40% MINIMUM ALLOCATION REQUIREMENT TO CATEGORY 2, THUS LIMITING THE AMOUNT THAT MAY BE ALLOCATED TO CATEGORY 1.


(2) Applies only if there is any allocation to Category 3.

(3) AXA Tactical Manager 400 and AXA Tactical Manager 2000 have a 10% maximum limit individually. AXA Growth Strategy, AXA Tactical Manager International and AXA Tactical Manager 500 are not subject to a per fund maximum.


There are no minimum allocations for any one Protection with Investment Performance variable investment option. Allocations must be in whole percentages. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. For a state-by-state description of all material variations of this contract, including information on your ability to allocate contributions to investment options, see Appendix IV later in this Prospectus.


We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue and/or place additional limitations on contributions and transfers into any or all Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR GUARANTEED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

POSSIBLE CHANGES TO THE CUSTOM SELECTION RULES. We may in the future revise the category limits, the categories themselves, the investment option limits, and the variable investment options within each category as well as combine the variable investment options within the same or in different categories (collectively, "category and investment option limitations").

If we change our Custom Selection Rules, please note the following:

o Any existing monies that you have allocated among the Protection with Investment Performance variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules. Subject to market performance and any subsequent transfer(s) and/or withdrawals you make, those monies will remain invested as allocated at the time of the change;

o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, you will not be automatically required to change your allocation instructions;

o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, and you make a subsequent contribution, we will allocate your contribution pursuant to those instructions, and you will not be required to change your allocation instructions;

o If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules, and you initiate a transfer, you will be required to change your instructions; and

o Any change to your allocation instructions must comply with our new Custom Selection Rules. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers from your Investment Performance account and rebalancing.

AUTOMATIC QUARTERLY REBALANCING Other than amounts attributable to the account for special money market dollar cost averaging that are designated for your Protection with Investment Performance variable investment options, your Protection with Investment Performance account value will be rebalanced automatically every three months. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on


                                              Contract features and benefits  37

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

a date other than a business day, the rebalancing will occur on the next business day. Rebalancing for the last quarter of a contract year will occur on the contract date anniversary. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Protection with Investment Performance variable investment options so that the percentage of your Protection with Investment Performance account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Protection with Investment Performance variable investment options does not automatically change your allocation instructions for the rebalancing of your Protection with Investment Performance account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Protection with Investment Performance variable investment options pursuant to the allocation instructions on file. If you wish to change allocation instructions for the quarterly rebalancing, these instructions must meet our then current category and investment option limits and must be in writing on a form we provide.

If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.

If we discontinue contributions and transfers to the Protection with Investment Performance variable investment options, we reserve the right to default any subsequent contribution or scheduled transfer in a special money market dollar cost averaging program to the corresponding Investment Performance variable investment option, which invests in the same underlying Portfolio.

We may offer an optional rebalancing program for amounts allocated to your Investment Performance variable investment options and the guaranteed interest option. For more information, see "Rebalancing among your Investment Performance variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

TRANSFERS. Once you allocate amounts to the Protection with Investment Performance variable investment options, such amounts may be transferred among the Protection with Investment Performance variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Investment Performance variable investment options or the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options."

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, the time periods for the special money market dollar cost averaging program do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs in the Retirement Cornerstone(SM) -- Series ADV contracts:

     o Special money market dollar cost averaging

     o General dollar cost averaging

     o Investment simplifier

The only dollar cost averaging program that is available to fund your amounts allocated to the account for special money market dollar cost averaging are included in the benefit bases for your Guaranteed benefits. The program allows you to gradually transfer amounts to the Protection with Investment Performance account through systematic transfers to the Protection with Investment Performance variable investment options. Also, you may make systematic transfers to the Investment Performance variable investment options and the guaranteed interest option. Amounts in special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to the special money market dollar cost averaging program. For information on how the special money market dollar cost averaging program may affect certain Guaranteed benefits, see "Guaranteed income benefit" and "Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment Performance variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment Performance variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment Performance variable investment options. Below, we provide detail regarding each of the programs.


We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix IV later in this Prospectus.



38  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

SPECIAL MONEY MARKET DOLLAR COST AVERAGING


Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into both the Protection with Investment Performance account and Investment Performance variable investment options and guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protection with Investment Performance variable investment options count toward your Guaranteed benefits on the Business Day you establish the program.


                            ----------------------
Under the special money market dollar cost averaging program, each of the following applies:

o Initial contributions to the program must be at least $2,000; subsequent contributions to an existing program must be at least $250;

o Contributions into the program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a program;

o We offer time periods of 3, 6 or 12 months. We may also offer other time periods;

o Contributions to the program may be designated for the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and/or the guaranteed interest option, subject to the following:

  -- If you want to take advantage of our special money market dollar cost averaging program, 100% of your contribution must be allocated to the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the account for special money market dollar cost averaging and any other investment options available under the contract. The instructions for the program must match your current allocation instructions;

  -- If you want to dollar cost average into the guaranteed interest option, up to 25% of your special money market dollar cost averaging program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

o Your Guaranteed benefit base(s) will be increased to reflect any contribution to the account for special money market dollar cost averaging that you have instructed us to transfer to the Protection with Investment
  Performance variable investment options. The Annual Roll-up rate (or
  Deferral bonus Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protection with Investment Performance variable investment options;

o IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM HAS TRANSFERS SCHEDULED TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER, SUBSEQUENT CONTRIBUTIONS TO ANY PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS UNDER THE SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM WILL NOT BE PERMITTED;

O IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO
  DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR GUARANTEED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

o We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. If a special money market dollar cost averaging program is selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the special money market dollar cost averaging program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your special money market dollar cost averaging program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the special money market dollar cost averaging program that we have on file for you;

o Except for withdrawals made under our Automatic RMD withdrawal service or for the assessment of contract charges, any unscheduled partial withdrawal from your account for special money market dollar cost averaging will terminate your special money market dollar cost averaging program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your special money market dollar cost averaging program allocation instructions. Any withdrawal which results in a reduction in the special money market dollar cost averaging program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described


                                              Contract features and benefits  39

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

  later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

o If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See "Rebalancing among your Investment Performance variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus;

o All of our dollar cost averaging programs are available if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of the account for special money market dollar cost averaging as part of the Systematic transfer program.

o A special money market dollar cost averaging program may not be in effect at the same time as a general dollar cost averaging program;

o The only dollar cost averaging program available to fund your Guaranteed benefits is our special money market dollar cost averaging program;

o You may cancel your participation at any time but you may not change your allocation instructions on file during the selected time period. If you terminate your special money market dollar cost averaging program, we will allocate any remaining amounts in your account for special money market dollar cost averaging pursuant to your program allocations on file;

o If you are dollar cost averaging into the Protection with Investment Performance variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protection with Investment Performance variable investment options to the corresponding Investment Performance variable investment options that invest in the same underlying Portfolios. Also, you can cancel your special money market dollar cost averaging program and accelerate all transfers to the corresponding Investment Performance variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

o We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.


GENERAL DOLLAR COST AVERAGING PROGRAM


If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment Performance variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix IV later in this Prospectus.


You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment Performance variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment Performance variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest


40  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.


GUARANTEED INCOME BENEFIT


This section describes the Guaranteed income benefit, or "GIB". The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments") that are calculated by applying a percentage (which is based on your age at the time your payments begin) to your GIB benefit base. The GIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GIB payments. Your Annual withdrawal amount is calculated each contract date anniversary by applying a percentage ("the Annual Roll-up rate") to your GIB benefit base. Lifetime GIB payments and your Annual withdrawal amount are described later in this section. With respect to your GIB, it is important to note the following:

o Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a new special money market dollar cost averaging program; and


o Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GIB. An Excess withdrawal that reduces your Protection with Investment Performance account value to zero will cause your GIB to terminate.

In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection with Investment Performance account. All allocations to the Protection with Investment Performance account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to certain category and investment option limits. ANY ALLOCATION TO THE "EQUITY" CATEGORY REQUIRES THAT THERE BE A 40% MINIMUM ALLOCATION TO THE "FIXED INCOME" CATEGORY. This will also limit the amount that may be allocated to the "AXA Strategic Allocation" Category. For detailed information on how our Custom Selection Rules work, see "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.

The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you apply for your Retirement Cornerstone(SM) -- Series ADV contract. Currently, the GIB is issued to owners age 20-75 and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GIB will be issued based on the older owner's age. The GIB cannot be added to your contract later if you decide to opt-out.

You can drop your GIB at any time prior to funding your Protection with Investment Performance account. IF YOU FUND THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT AT ISSUE, YOU CAN DROP YOUR GIB IF YOUR CONTRACT HAS BEEN IN FORCE FOR AT LEAST FOUR CONTRACT YEARS. It is important to note that if you decide to drop your GIB, either before or after funding your Protection with Investment Performance account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

--------------------------------------------------------------------------------
The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you complete your application.
--------------------------------------------------------------------------------

When you purchase a contract with the GIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit.

There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses" later in this Prospectus.

If you have the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

GIB BENEFIT BASE


Your GIB has a benefit base. Your GIB benefit base is not an account value or cash value. The GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the benefit. Your GIB benefit base is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o   A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" OR any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

                                     -OR--

                                              Contract features and benefits  41

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


The "reset" value for every third contract date anniversary from the contract date up to your 95th birthday. (The GIB benefit base reset is described below.)


--------------------------------------------------------------------------------


The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.

--------------------------------------------------------------------


It is important to note that withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year.


Every three contract years from your contract issue date up to your 95th birthday, your GIB benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The GIB benefit base reset is described in more detail below.


GIB BENEFIT BASE RESET

Your GIB benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following your 95th birthday. If you choose to fund your Protection with Investment Performance account after issue, the eligibility for resets every three years is still based on the contract issue date and not the date that you first funded the Protection with Investment Performance account.

If a reset is not applicable on any eligible contract date anniversary, the GIB benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if the GIB benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the GIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

--------------------------------------------------------------------------------
Whether you fund your GIB at contract issue or some later date, the contract date anniversaries on which your GIB benefit base is eligible for a reset are the same.
--------------------------------------------------------------------------------

WE RESERVE THE RIGHT TO INCREASE THE FEE FOR THE GIB IF THE GIB BENEFIT BASE RESETS. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your GIB benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your GIB benefit base is eligible for a reset and if a fee increase has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your GIB benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee will apply upon the next reset. Your GIB benefit base would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge for the GIB when a benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher GIB benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in the account for special money market dollar cost averaging designated for the Protection with Investment Performance variable investment options will fund your GIB. These amounts will be included in your GIB benefit base and will become part of your Protection with Investment Performance account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone(SM) -- Series ADV contract with an initial contribution of $100,000 and allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. Your initial GIB benefit base will be $60,000.

Provided you did not opt out of the GIB, you can fund your GIB benefit by allocating money to the Protection with Investment Performance variable investment options (either directly or through a special money market dollar cost averaging program) immediately or at some later date. Allocations to the Protection with Investment Performance variable investment options also fund your Guaranteed minimum death benefit. Please note that all allocations to your Protection with Investment Performance account must comply with our Custom Selection Rules. See "Allocating your contributions" earlier in this section.

Your "Deferral bonus Roll-up amount" and "Annual Roll-up amount" are described below. Your GIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits later in this section.


42  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

As discussed earlier in this section, your GIB benefit base is not an account value or cash value. As a result, the GIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix II later in this Prospectus for an example of how the GIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protection with Investment Performance account. A withdrawal from your Protection with Investment Performance account in the first contract year in which you fund the Protection with Investment Performance account will reduce your GIB benefit base on a pro-rata basis. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. Withdrawals in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro-rata basis. See "Annual withdrawal amount" later in this section.


ANNUAL WITHDRAWAL AMOUNT


(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)

Your Annual withdrawal amount is calculated on the first day of each contract year, beginning in the second contract year, and is equal to:

o the Annual Roll-up rate in effect at the time, multiplied by;

o the GIB benefit base as of the most recent contract date anniversary.


Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB benefit base and adversely affecting your Lifetime GIB payments. IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON BOTH YOUR GIB BENEFIT BASE AND LIFETIME GIB PAYMENTS. AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT TO ZERO WILL CAUSE YOUR GIB TO TERMINATE. You do not have an Annual withdrawal amount in the first contract year in which you fund the Protection with Investment Performance account.


If you have the "Greater of" death benefit, beginning in the second contract year after you fund your Protection with Investment Performance account and until the contract owner (or annuitant) reaches age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base. Beginning at annuitant's age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. Withdrawals in excess of your Annual withdrawal amount will likely have a harmful effect on your "Greater of" Guaranteed minimum death benefit.


A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded will reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce these benefit bases on a pro-rata basis. This is referred to as an "Excess withdrawal". The reduction of your Guaranteed benefit bases on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage. A pro-rata withdrawal will have a significant adverse effect on those benefit bases in cases where the Protection with Investment Performance account value is less than the benefit bases. For an example of how a pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section. A WITHDRAWAL FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IS FUNDED IS TREATED JUST LIKE AN EXCESS WITHDRAWAL.


For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated" below in this section. See also "How withdrawals affect your Guaranteed benefits" later in this section and see Appendix VI later in this Prospectus for examples of how withdrawals affect your Annual withdrawal amount.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect at the time. The Deferral bonus Roll-up rate, described below, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See "Lifetime GIB payments" later in this section.


ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to these Guaranteed benefit bases in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- it is called the "Deferral bonus Roll-up rate". The Deferral bonus Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but will never be less than 4% or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

     o TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported


                                              Contract features and benefits  43

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

         during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is only used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) until a withdrawal is made from your Protection with Investment Performance account. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount under the GIB.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your GIB benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will not be applied at that end of the contract year in which the withdrawal was taken and will terminate for the life of the contract.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases with a higher Roll-up rate.

The Deferral bonus Roll-up rate is variable and is tied to the Deferral Bonus Ten-Year Treasuries Formula Rate described below. The Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years up until the first withdrawal from the Protection with Investment Performance account value. The Deferral bonus Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral bonus Roll-up rate that is greater than 8%.

     o DEFERRAL BONUS TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.50%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the Annual Roll-up rate and the Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral bonus Roll-up rate will generally be 0.50% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environments, the Deferral bonus Roll-up rate may not always be 0.50% greater than the Annual Roll-up rate. In some cases, it may be more than 0.50% greater than the Annual Roll-up rate.

Examples:

     o Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 3.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The Deferral bonus Roll-up rate would remain 4.25% having met the same guaranteed minimum.

     o Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 7.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.75%. The Deferral bonus Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract anniversary, we will apply either the Annual Roll-up rate or the Deferral bonus Roll-up rate to your GIB benefit base and Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) based on whether you have taken a withdrawal from the Protection with Investment Performance account value. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protection with Investment Performance account value, the Deferral bonus Roll-up rate will no longer be shown on your statements.

NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% or, if greater, the Ten-Year Treasuries Formula Rate. Your initial Deferral bonus Roll-up rate will not be less than 4% or, if greater, the Deferral bonus Ten-Year Treasuries Formula Rate. Once a contract is issued with the Annual Roll-up and Deferral bonus rates that are then in effect for new business, those rates will be applicable for one contract year even if you fund your Guaranteed benefits later in that contract year.


75 DAY RATE LOCK-IN. If your initial contribution is received within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the greater of the rates in effect on the date of the application or the rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the rates in effect on the date we issue your contract. For a state-by-state description of all material variations of this contract, including whether a longer rate lock-in period applies in your state, see Appendix IV later in this Prospectus.


Example:

     You sign your application for Retirement Cornerstone(SM) -- Series ADV on September 15th. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.50% and 6.00%, respec-


44  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

o a pro rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro rated based on the number of days in the contract year after the contribution.

                    --------------------------------------

THE GIB BENEFIT BASE STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 95TH BIRTHDAY. THE ROLL-UP TO AGE 85 BENEFIT BASE, USED IN CONNECTION WITH THE "GREATER OF" DEATH BENEFIT, STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 85TH BIRTHDAY.

For more information, see the example immediately below.


EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT; DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN EXCESS WITHDRAWAL IS CALCULATED.

Annual withdrawal amount. Assume you make a contribution of $200,000 and allocate $100,000 to your Protection with Investment Performance variable investment options and $100,000 to your Investment Performance variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protection with Investment Performance variable investment options. Also assume that your Annual Roll-up rate is 4% and your Deferral bonus rate is 4.50% in each contract year. Accordingly, your GIB benefit base on your fifth contract date anniversary is $130,323.

The GIB benefit base of $130,323 is calculated as follows:

You start with $100,000 allocated to the Protection with Investment Performance variable investment options. This amount is your initial GIB benefit base.

-- The first Deferral bonus Roll-up amount increases your GIB benefit base to $104,500. ($100,000 + $4,500)

           $100,000 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,500 (Deferral bonus Roll-up amount)

-- The second Deferral bonus Roll-up amount increases your GIB benefit base to $109,202. ($104,500 + $4,702)

           $104,500 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,702 (Deferral bonus Roll-up amount)

-- Your $5,000 transfer from the Investment Performance account at the beginning of contract year three increases your GIB Benefit base to $114,202 ($109,202 + $5,000)

-- The third Deferral bonus Roll-up amount increases your GIB benefit base to $119,341. ($114,202 + $5,139)

           $114,202 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,139 (Deferral bonus Roll-up amount)

-- The fourth Deferral bonus Roll-up amount increases your GIB benefit base to $124,711. ($119,341 + $5,370)

           $119,341 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,370 (Deferral bonus Roll-up amount)

-- The fifth Deferral bonus Roll-up amount increases your GIB benefit base to $130,323. ($124,711 + $ 5,612)

           $124,711 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,612 (Deferral bonus Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year six is equal to $5,213, calculated as follows:

o $130,323 (GIB benefit base as of your most recent contract date anniversary MULTIPLIED BY:

o  4% (your current Annual Roll-up rate) EQUALS:

o  $5,213

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment. Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Protection with Investment Performance variable investment options, making your current GIB benefit base after contribution $140,323. Also assume that you withdraw your full Annual withdrawal amount of $5,213 during contract year six.

On your sixth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

o  4% (your current Annual Roll-up rate) MULTIPLIED BY

o $130,323 (your GIB benefit base as of your most recent contract date anniversary) PLUS

o  $240 (the daily pro rated Roll-up amount for the contribution:


     $10,000 x 4% x 219/365* = $240) MINUS


o  $5,213 (the Annual withdrawal amount, which was withdrawn)

o  equals $240

                    ------------------------------


* This fraction represents the number of days in a 365-day contract year that contribution would have received credit toward the Roll-up amount.


Please note that the withdrawal in contract year six terminated the Deferral bonus Roll-up rate. Therefore on the sixth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GIB benefit base is $140,563.

Effect of an Excess withdrawal. In contract year six, assume instead that you make a withdrawal of $8,213. This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $5,213 ($8,213 - $5,213 = $3,000). Further, assume that your Protection with Investment Performance account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GIB benefit base on a pro-rata basis. Accordingly, your GIB benefit base is reduced by $4,209 at the time of the withdrawal, calculated as follows:


46  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any amounts transferred to the Protection with Investment Performance variable investment options, less

o A deduction that reflects any withdrawals you make from the Protection with Investment Performance variable investment options or from amounts in a special money market dollar cost averaging program designated for the Protection with Investment Performance variable investment options. The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section.

Please see Appendix II later in this Prospectus for an example of how the Return of Principal benefit base is calculated.


HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

Your Highest Anniversary Value guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. The benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protection with Investment Performance account value.

If you have not taken a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any amounts transferred to the Protection with Investment Performance variable investment options.

                                      -OR-


o Your highest Protection with Investment Performance account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a special money market dollar cost averaging program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).


If you take a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base will be reduced on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your Protection with Investment Performance account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:


o Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection with Investment Performance variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).


                                      -OR-

o Your highest Protection with Investment Performance value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to the account for special money market dollar cost averaging designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base).

Please see Appendix II later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.

"GREATER OF" DEATH BENEFIT

Your "Greater of" guaranteed minimum death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

o The benefit base computed for the Highest Anniversary Value death benefit (described immediately above); and

o   The Roll-up to age 85 death benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through the account for special money market dollar cost averaging;
    plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o   A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" OR "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.


50  Contract features and benefits

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

o   You may make transfers among the investment options, as permitted.

o You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

o If you have the Return of Principal death benefit or the Highest Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

o The GIB, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

o Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you have a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

o When you die, we will pay your beneficiary the Investment Performance account value and the greater of the Protection with Investment Performance account value or the applicable death benefit.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS


If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. For a state-by-state description of all material variations of this contract, including specific information on your "free look" period, see Appendix IV later in this Prospectus.


Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), and (ii) any guaranteed interest in the guaranteed interest option, through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i) or (ii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

o   you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.


54  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

of falling to zero, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.


Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

For a state-by-state description of all material variations of this contract, including information on the termination of your contract in your state, see Appendix IV later in this Prospectus.



56  Determining your contract's value

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Protection with Investment Performance account value is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GIB payments. For more information, please see "Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

     (1)   the New York Stock Exchange is closed or restricts trading,

     (2) the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

     (3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.


YOUR ANNUITY PAYOUT OPTIONS

Deferred annuity contracts such as the Retirement Cornerstone(SM) -- Series ADV provide for conversion to annuity payout status at or before the contract's "maturity date." This is called "annuitization." Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a separate prospectus related to the contract you select.


We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments. For a state-by-state description of all material variations of this contract, including information on your available annuity payout options, see Appendix IV later in this Prospectus.


You may choose to annuitize your contract at any time, which generally is at least 13 months after the contract issue date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have the GIB or a Guaranteed minimum death benefit, your contract may have both a Protection with Investment Performance account value and a Investment Performance account value. If there is a Protection with Investment Performance account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization. Please note that the contract is not treated as annuitized unless all amounts remaining under the contract have been converted to annuity payments; there is no partial annuitization. See "Annuity payments" in "Taxation of nonqualified annuities" under "Tax information" later in this Prospectus. You may choose a partial withdrawal of cash value to purchase a life annuity at any time at or before the maturity date, but the guaranteed annuity purchased rates described below will not apply.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase, and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity


                                                        Accessing your money  65

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

If you divorce, Spousal continuation does not apply.


BENEFICIARY CONTINUATION OPTION


This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional for further information. For a state-by-state description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see Appendix IV later in this Prospectus.


Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protection with Investment Performance account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 701/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues with your name on it for the benefit of your beneficiary.

o   The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the Investment Performance variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

o The Protection with Investment Performance variable investment options will no longer be available and no value can be allocated to those investment options.

o If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

o The beneficiary may choose at any time to withdraw all or a portion of the Total account value.

o   Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.


                                                    Payment of death benefit  73

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

8. More information


--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in Class IA/A or Class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5) to deregister Separate Account No. 49 under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account No. 49;
     and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.


ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT


Our general obligations and any Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.


The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is


                                                            More information  87

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectuses.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.


AUTOMATIC INVESTMENT PROGRAM


You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ traditional IRA and Roth IRA contracts, AIP is not available for Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts. For a state-by-state description of all material variations of this contract, including information regarding restrictions on AIP in your state, see Appendix IV later in this Prospectus.


The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to the account for special money market dollar cost averaging. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protection with Investment Performance variable investment options will be allocated to corresponding Investment Performance variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protection with Investment Performance account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

         - on a non-business day;
         - after 4:00 p.m. Eastern Time on a business day; or
         - after an early close of regular trading on the NYSE on a business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your


88  More information

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

Any Guaranteed benefit in effect, will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.



For a state-by-state description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix IV later in this Prospectus.


In general, you cannot assign or transfer ownership of an IRA contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary and any payment of the Lifetime GIB amount will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.


ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.


HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protection with Investment Performance account to be paid an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an AXA Equitable contract owned by your ex-spouse. This means that your Guaranteed benefit will be reduced.


DISTRIBUTION OF THE CONTRACTS

The Retirement Cornerstone(SM) Series contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA


90  More information

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                      PRE-FUNDING DROP OF:                  YOUR OPTION(S) OR RESULT         FOLLOWING THE DROP OR CHANGE
------------------------------------------------------------------------------------------------------------------------------------
o Highest Anniversary            Highest Anniversary                   o The Return of Principal death  o You can drop the Return
  Value death benefit            Value death benefit                     benefit will automatically       of Principal death benefit
                                                                         become your new guaranteed       post-funding only.
                                                                         minimum death benefit.
------------------------------------------------------------------------------------------------------------------------------------
o Return of Principal death      Not Applicable: The Return of
                                 Principal death benefit cannot be
                                 dropped prior to funding the
  benefit                        Protection with Investment
                                 Performance account
-----------------------------------------------------------------------------------------------------------------------------------

POST-FUNDING DROP

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protection with Investment Performance account. In general, you can drop both your GIB and Guaranteed minimum death benefit or, in some cases, drop your GIB and retain your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped without first dropping your GIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see "Dropping or changing your Guaranteed benefits" in "Contracts features and benefits" for information on when you are eligible to drop your Guaranteed benefits after having funded your Protection with Investment Performance account.


------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                      PRE-FUNDING DROP OF:(*)     YOUR OPTION(S) OR RESULT           FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------------------
o GIB                            GIB                         o The Return of Principal death    o You can drop the Return of
                                                               benefit will remain in effect.     Principal death benefit by
o Return of Principal                                                                             notifying us and taking a full
  death benefit                                                                                   withdrawal of your Protection
                                                                                                  with Investment Performance
                                                                                                  account value or making a
                                                                                                  one-time transfer to the
                                                                                                  Investment Performance
                                                                                                  variable investment options
                                                                                                  and the guaranteed interest
                                                                                                  option.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                        o Your Guaranteed benefits will      Not Applicable.
                                                               terminate by notifying us and
o Return of Principal            Both benefits                 taking a full withdrawal of
  death benefit                                                your Protection with
                                                               Investment Performance
  death benefit                                                account value or making a
                                                               one-time transfer to the
                                                               Investment Performance
                                                               variable investment options
                                                               and the guaranteed interest
                                                               option.
------------------------------------------------------------------------------------------------------------------------------------


A-2 Appendix I: Dropping or changing your Guaranteed benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green



------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                      POST-FUNDING DROP OF:(*)          YOUR OPTION(S) OR RESULT              FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------------------
o GIB                            GIB                         o Your Highest Anniversary             o You can drop the Highest
                                                               Value death benefit remains            Anniversary Value death
                                                               in effect.                             benefit by notifying us and
o Highest Anniversary                                                                                 taking a full withdrawal of
  Value death benefit                                                                                 your Protection with
                                                                                                      Investment Performance
                                                                                                      account value or making a
                                                                                                      one-time transfer to the
                                                                                                      Investment Performance
                                                                                                      variable investment options
                                                                                                      and the guaranteed interest
                                                                                                      option.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                        o Your Guaranteed benefits will          Not Applicable.
                                                               terminate by notifying us and
o Highest Anniversary            Both benefits                 taking a full withdrawal of
  Value death benefit                                          your Protection with
                                                               Investment Performance
                                                               account value or making a
                                                               one-time transfer to the
                                                               Investment Performance
                                                               variable investment options
                                                               and the guaranteed interest
                                                               option.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                            GIB                         o By dropping your GIB, you              You can drop the Return of
                                                               are no longer eligible to have         Principal death benefit at a
o "Greater of" death benefit                                   the "Greater of" death                 later date.
                                                               benefit.

                                                             o The Return of Principal death
                                                               benefit will become your new
                                                               Guaranteed minimum death
                                                               benefit. The Return of
                                                               Principal benefit base will
                                                               equal all contributions and
                                                               transfers to your Protection
                                                               with Investment Performance
                                                               account, adjusted for
                                                               withdrawals.
------------------------------------------------------------------------------------------------------------------------------------
o GIB                                                        o Your Guaranteed benefits will          Not Applicable.
                                                               terminate by notifying us and
o "Greater of" death benefit     Both benefits                 taking a full withdrawal of
                                                               your Protection with
                                                               Investment Performance
                                                               account value or making a
                                                               one-time transfer to the
                                                               Investment Performance
                                                               variable investment options
                                                               and the guaranteed interest
                                                               option.


                   Appendix I: Dropping or changing your Guaranteed benefits A-3

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green



------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED BENEFIT
COMBINATION                      POST-FUNDING DROP OF:(*)    YOUR OPTION(S) OR RESULT                 FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------------------
o Highest Anniversary            Highest Anniversary         o Your Guaranteed benefit will           Not Applicable.
  Value death benefit            Value death benefit           terminate by notifying us and
                                                               taking a full withdrawal of
                                                               your Protection with
                                                               Investment Performance
                                                               account value or making a
                                                               one-time transfer to the
                                                               Investment Performance
                                                               variable investment options
                                                               and the guaranteed interest
                                                               option.
------------------------------------------------------------------------------------------------------------------------------------
o Return of Principal            Return of Principal         o Your Guaranteed benefit will           Not Applicable.
  death benefit                  death benefit                 terminate by notifying us and
                                                               taking a full withdrawal of
                                                               your Protection with
                                                               Investment Performance
                                                               account value or making a
                                                               one-time transfer to the
                                                               Investment Performance
                                                               variable investment options
                                                               and the guaranteed interest
                                                               option.
------------------------------------------------------------------------------------------------------------------------------------


* When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro-rata portion of the charge for that year.

A-4 Appendix I: Dropping or changing your Guaranteed benefits

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Appendix II: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit bases and Guaranteed income benefit base for an owner age 60 would be calculated as follows:


----------------------------------------------------------------------------------------------------------------------------
                                                           GUARANTEED MINIMUM DEATH BENEFIT
              PROTECTION WITH
   END OF   INVESTMENT PERFOR-                                                    ROLL-UP TO
 CONTRACT      MANCE ACCOUNT      RETURN OF PRINCIPAL    HIGHEST ANNIVERSARY        AGE 85        "GREATER OF" BENEFIT
   YEAR            VALUE             BENEFIT BASE        VALUE BENEFIT BASE      BENEFIT BASE             BASE
----------------------------------------------------------------------------------------------------------------------------
     1           $103,000            $  100,000 (1)         $  103,000 (2)       $  104,000          $  104,000 (5)

     2           $107,120            $   100,000(1)         $   107,120(2)       $  108,160          $   108,160(5)

     3           $113,547            $   100,000(1)         $   113,547(2)       $  113,547(4)       $   113,547(5)

     4           $120,360            $   100,000(1)         $   120,360(2)       $  118,089          $   120,360(6)

     5           $128,785            $   100,000(1)         $   128,785(2)       $  122,813          $   128,785(6)

     6           $126,210            $   100,000(1)         $   128,785(3)       $  127,725          $   128,785(6)

     7           $128,734            $   100,000(1)         $   128,785(3)       $  132,834          $   132,834(5)
----------------------------------------------------------------------------------------------------------------------------



----------------------------------
             GUARANTEED INCOME
                 BENEFIT
  END OF
 CONTRACT       GIB BENEFITS
   YEAR            BASE
----------------------------------
     1           $104,000
     2           $108,160
     3           $113,547
     4           $118,089
     5           $122,813
     6           $127,725
     7           $132,834
----------------------------------


The Protection with Investment Performance account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%. Respectively, we are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results. For example, at the end of contract year 1, the Protection with Investment Performance account value = $103,000 = $100,000 x (1+3.00%).


Your applicable death benefit in connection with the Protection with Investment Performance variable investment options is equal to the Protection with Investment Performance account value or the Guaranteed minimum death benefit base, if greater.

GUARANTEED INCOME BENEFIT


GIB BENEFIT BASE


The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. At the end of contract year 1, the GIB benefit base is equal to the initial contribution to the Protection with Investment Performance variable investment options, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. For contract years 2, and 4 through 7, the GIB benefit base is equal to the previous year's GIB benefit base multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. At the end of contract year 3, the GIB benefit base is reset to the current Protection with Investment Performance account value. For contract year 6, the GIB benefit base is equal to the previous year's GIB benefit base, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. Please note that the GIB benefit base was eligible for a reset on the 6th contract date anniversary, but the Protection with Investment Performance account value was less than the GIB benefit base. As a result, there was no reset of the GIB benefit base.


For example:

   o   At the end of contract year 3, the GIB benefit base = $113,547
       The GIB benefit base is being "reset" to equal the Protection with Investment Performance account value of $113,547.

   o At the end of contract year 4, the GIB benefit base = $118,089 Calculated as follows: $113,547 x (1 + 4.00%) = $118,089

GUARANTEED MINIMUM DEATH BENEFIT


RETURN OF PRINCIPAL BENEFIT BASE

(1) At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protection with Investment Performance account variable investment options.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE

(2) At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protection with Investment Performance account value.


                               Appendix II: Guaranteed benefit base examples B-1

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLE #1
This example assumes the Protection with Investment Performance account value is LESS THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:


                                                               ASSUMED
                                                               DEFERRAL
                        PROTECTION WITH                         BONUS
                           INVESTMENT                       ROLL-UP RATE/
  END OF     ASSUMED      PERFORMANCE                           ANNUAL
 CONTRACT      NET          ACCOUNT                            ROLL-UP
   YEAR       RETURN         VALUE           WITHDRAWAL          RATE
---------- ----------- ----------------- ----------------- ---------------
  0                         $100,000
  1          3.0%           $103,000         $      0           4.0%
  2          4.0%           $107,120         $      0           4.0%
  3          6.0%           $113,547         $      0           4.0%
  4          6.0%           $120,360         $      0           4.0%
  5          7.0%           $128,785         $      0           4.0%


Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913

--------------------------------------------------------------------------
 Year 6     (5.0)%          $122,346         $  4,913           4.0%


YEAR 7 ANNUAL WITHDRAWAL AMOUNT:             $  4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
 Year 6     (5.0)%          $122,346         $  7,000           4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:             $  4,829(11)



                GUARANTEED
                  INCOME
                 BENEFIT                         GUARANTEED MINIMUM DEATH BENEFITS
           ------------------- ---------------------------------------------------------------------
                                                      HIGHEST
                                   RETURN OF        ANNIVERSARY         ROLL-UP TO
  END OF           GIB             PRINCIPAL           VALUE              AGE 85        "GREATER OF"
 CONTRACT        BENEFIT            BENEFIT           BENEFIT            BENEFIT          BENEFIT
   YEAR            BASE               BASE              BASE               BASE             BASE
---------- ------------------- ----------------- ----------------- ------------------- -------------
  0            $  100,000(3)      $  100,000(1)     $  100,000(2)      $  100,000(3)   $100,000
  1            $  104,000(3)      $  100,000(1)     $  103,000(2)      $  104,000(3)   $104,000
  2            $  108,160(3)      $  100,000(1)     $  107,120(2)      $  108,160(3)   $108,160
  3            $  113,547(3)      $  100,000(1)     $  113,547(2)      $  113,547(3)   $113,547
  4            $  118,089(3)      $  100,000(1)     $  120,360(2)      $  118,089(3)   $120,360
  5            $  122,813(3)      $  100,000(1)     $  128,785(2)      $  122,813(3)   $128,785

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913
---------------------------------------------------------------------------------
  Year 6       $  122,813(6)      $   95,985(4)     $  123,615(5)      $  122,813(6)   $123,615

YEAR 7 ANNUAL WITHDRAWAL AMOUNT: $4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6       $  120,717(10)     $   94,279(8)     $  121,417(9)      $  120,717(10)  $121,417

YEAR 7 ANNUAL WITHDRAWAL AMOUNT: $4,829(11)


CONTRACT YEARS 1-5:


At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

     o At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protection with Investment Per formance account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the
    "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary, plus the Deferral bonus Roll-up amount.

For example:

     o At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by the assumed Deferral bonus Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).


                                --------------

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).


Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 4.015% of the Protection with Investment Performance account value ($4,913 divided by $122,346 = 4.015%), each benefit base would be reduced by 4.015%.


At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $4,015 (4.015% x $100,000) = $95,985;

(5) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,170 (4.015% x $128,785) = $123,615;

(6) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are equal to $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7) As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].


ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protection with Investment Performance account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.706% of the Protection with Investment Performance account value ($2,087 divided by $122,346 = 1.706%), the Roll-up benefit bases would be reduced by 1.706%.


At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279;

(9) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $7,368 (5.721% x $128,785) = $121,417;

(10) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are reduced pro-rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $2,095 (1.706% x $122,813) = $120,717.

(11) As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual Roll-up rate) x $120,717 (the Roll-up benefit bases as of the sixth contract anniversary)].



F-2 Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

EXAMPLE #2

This example assumes the the Protection with Investment Performance account value is GREATER THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:


                            PROTECTION WITH
                              INVESTMENT
   END OF        ASSUMED     PERFORMANCE
  CONTRACT         NET         ACCOUNT
    YEAR          RETURN        VALUE
------------  -----------  -------------------
     0                          $100,000
     1            3.0%           $103,000
     2            4.0%           $107,120
     3            6.0%           $113,547
     4            6.0%           $120,360
     5            7.0%           $128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
----------------------------------------------------------------------------------
  Year 6          5.0%           $135,224

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
-------------------------------------------------------------------------------------------
  Year 6          5.0%           $135,224

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

                                   ASSUMED
                                    ANNUAL
                                   DEFERRAL
                                    BONUS
   END OF                        ROLL-UP RATE/
  CONTRACT                          ROLL-UP
    YEAR         WITHDRAWAL          RATE
------------  ----------------  ----------------
     0
     1            $    0             4.0%
     2            $    0             4.0%
     3            $    0             4.0%
     4            $    0             4.0%
     5            $    0             4.0%

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
  Year 6          $  4,913           4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:     $  4,913(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6          $  7,000           4.0%

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:     $  4,837(11)


                    GUARANTEED        GUARANTEED
                      INCOME         MINIMUM DEATH
                     BENEFIT            BENEFIT
               ------------------- -----------------
                                       RETURN OF
   END OF              GIB             PRINCIPAL
  CONTRACT           BENEFIT            BENEFIT
    YEAR               BASE               BASE
------------  -------------------- -----------------
     0            $  100,000(3)      $  100,000(1)
     1            $  104,000(3)      $  100,000(1)
     2            $  108,160(3)      $  100,000(1)
     3            $  113,547(3)      $  100,000(1)
     4            $  118,089(3)      $  100,000(1)
     5            $  122,813(3)      $  100,000(1)

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
  Year 6          $  122,813(6)      $   96,367(4)

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6          $  120,916(10)     $   94,823(8)

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:



                   GUARANTEED MINIMUM DEATH BENEFIT
                ------------------------------------------------------
                     HIGHEST
                   ANNIVERSARY         ROLL-UP TO
  END OF              VALUE              AGE 85          "GREATER OF"
 CONTRACT            BENEFIT            BENEFIT            BENEFIT
   YEAR                BASE               BASE               BASE
------------  ------------------  --------------------  -------------
     0            $  100,000(2)      $  100,000(3)         $100,000
     1            $  103,000(2)      $  104,000(3)         $104,000
     2            $  107,120(2)      $  108,160(3)         $108,160
     3            $  113,547(2)      $  113,547(3)         $113,547
     4            $  120,360(2)      $  118,089(3)         $120,360
     5            $  128,785(2)      $  122,813(3)         $128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
-----------------------------------------------------------------------------
  Year 6          $  124,106(5)      $  122,813(6)         $124,106

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
------------------------------------------------------------------------------------------
  Year 6         $  122,118(9)      $  120,916(10)         $122,118

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:


CONTRACT YEARS 1-5:


At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1) The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

    o At the end of contract year 4 the Highest Anniversary Value benefit base is $120,360. This is because the Protection with Investment Per formance account value ($120,360) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($113,547).

(3) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the
    "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount.

For example:

    o At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus the Deferral bonus Roll-up amount ($4,326).


For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).


ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal death benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 3.633% of the Protection with Investment Performance account value ($4,913 divided by $135,224 = 3.633%), each benefit base would be reduced by 3.633%.


Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green


At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $3,633 (3.633% x $100,000) = $96,367;

(5) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $4,679 (3.633% x $128,785) = $124,106;

(6) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are equal to $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7) As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].



ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protection with Investment Performance account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.544% of the Protection with Investment Performance account value ($2,087 divided by $135,224 = 1.544%), the Roll-up benefit bases would be reduced by 1.544%.


At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)  The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
     $100,000 (benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823;

(9) The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $6,667 (5.177% x $128,785) = $122,118;

(10) The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are reduced pro-rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $1,897 (1.544% x $122,813) = $120,916.

(11) As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,837 [4% (the assumed Annual Roll-up rate) x $120,916 (the Roll-up benefit bases as of the sixth contract anniversary)].


F-4 Appendix VI: Examples of how withdrawals affect your Guaranteed benefit bases